ALLIED GOLD LIMITED

ALLIED GOLD LIMITED
ACN: 104 855 067

APPENDIX 4D: HALF YEAR REPORT

31 DECEMBER 2010

RESULTS FOR ANNOUNCEMENT TO THE MARKET

This Report is provided to the Australian Stock Exchange (ASX) under ASX Listing Rule 4.2A.3

Current Reporting Period:	31 December 2010
Previous Corresponding Period:	31 December 2009

For and on behalf of the Directors

PETER TORRE
COMPANY SECRETARY

Dated: 11 February 2010

RESULTS FOR ANNOUNCEMENT TO THE MARKET

Revenue and Net Profit (Loss)				**AUD $'000's**
Revenue from ordinary activities	up	24%	to	40,943
Profit/(Loss) from ordinary activities after tax attributable to members	up	143%	to	9,388
Net Profit/(Loss) for the period attributable to members	up	143%	to	9,388

Dividends

No dividends have been paid or declared during the period.

COMMENTARY ON RESULTS AND OTHER SIGNIFICANT INFORMATION

COMMENTARY

The Directors' Report accompanying this report contains a review of operations and commentary on the results for the period ended 31 December 2010.

NET TANGIBLE ASSET BACKING

	31 Dec 2010 $'000	31 Dec 2009 $'000
Net Assets	385,841	371,065
Less intangible assets	(25,421)	(23,711)
Net tangible assets of the Company	360,420	347,354
Fully paid ordinary shares on issue at Balance Date	1,042,207	1,036,713
Net tangible asset backing per issued ordinary share as at Balance Date	0.35	0.34

EARNINGS PER SHARE

Basic Earnings (Loss) Per Share (cents)	0.90	(4.24)
Diluted Earnings (Loss) Per Share (cents)	0.89	(4.24)

AUDIT DETAILS

The accompanying half yearly financial report has been audited. A signed copy of the audit report is included in the financial report.

ALLIED GOLD LIMITED

INTERIM CONSOLIDATED FINANCIAL REPORT

FOR THE HALF-YEAR ENDED

31 DECEMBER, 2010

DIRECTORS' REPORT

Your directors submit the consolidated interim financial report of Allied Gold Limited and its controlled entities (together referred to as the "economic entity" or "the Group") for the half-year ended 31 December 2010.

DIRECTORS

The Directors of the Company in office during or since the end of the half-year were:

Mr Mark V Caruso
Mr Sean Harvey
Mr Monty House
Mr Anthony Lowrie
Mr Gregory H Steemson
Mr Frank Terranova

All Directors have been in office since the start of the half-year to the date of this report unless otherwise stated.

RESULTS

The consolidated profit of the economic entity after providing for income tax was $9,388,992 (2009: loss $22,415,769).

DIVIDENDS PAID OR RECOMMENDED

No dividends were paid or declared during or in respect of the half-year ended 31 December 2010.

REVIEW OF OPERATIONS

Simberi Gold Oxide Project

Oxide operations

Mill throughput is running at a consistent 2.4 Mtpa and recoveries were at 89.9% for the December half. Key operating statistics for the mining and processing activities for the period from 1 July 2010 to 31 December 2010 are summarised in the table below:

Key operating statistic	Unit of measure	Volume
Waste mined	tonnes	1,091,703
Ore mined	tonnes	1,221,306
Total mined	tonnes	2,313,009
Ore processed	tonnes	1,153,504
Grade	g/t gold	1.1
Recovery	%	90
Gold produced	ounces	37,127
Gold sold	ounces	33,556
Average realised gold price $ / oz	A$/oz US$/oz	1,372 1,296
Operating cash cost $ / oz	A$/oz US$/oz	732 693

DIRECTORS' REPORT (continued)

Expansion Studies

During 2011 the Simberi plant will be expanded towards 3.5 Mtpa as part of an approved $32million budget to lift output to 100kozpa. Work progressed with the award of leach tank and new diesel tank construction and delivery of materials and equipment delivered to site, including civils materials, plate and structural steel, and SAG mill and components. Civil works for the construction of two new leach tanks and lime slaker will commence in the March quarter. Installation of a new SAG mill, which has been delivered to site, will commence in the September quarter. Allied continues to review the options for a further incremental expansion to process 5 Mtpa of oxide ore.

Plant Debottlenecking

The de-bottlenecking and optimisation initiatives the Company commenced in 2010 have all but been completed. The final upgrade of the Leach & CIL Tank motors, gearboxes & agitators is ongoing and will be completed in the March quarter.

Pigiput Sulphide Study

The scope of work and $8m budget for advancing the Simberi sulphide development to Bankable Feasibility Study (BFS) has been agreed.

Extensional and definition drilling for sulphide resources continued. Assays received to date indicated disbursed sulphide mineralisation at Sorowar controlled structure and possibly lithology, while at Botlu interesting intercepts have been recorded including 27m @ 5.26g/t from 40m in hole SDH142. (Refer to exploration summary for further detail)

Gold Ridge Project

The A$150m 120,000ozpa fully-funded redevelopment is on time and on budget. Committed and incurred expenditure on the project is at 85% and the remaining $20 million budget incorporates a number of operational and commissioning costs. Mining commenced in November 2010 and as at mid- January approximately 130,000 tonnes of ore was on the ROM pad.

Construction - The redevelopment of the process plant comprises refurbishment and expansion of the plant from 2.0Mtpa to 2.5Mtpa throughput. Work by the project's EPC contractor includes:

- Installation of crushing and grinding; crusher and SAG mill refurbishment due in January 2011.
- Classification and leaching; existing agitator gearboxes and motors renewed/refurbished
- Installation of three additional leach tanks is complete, cyclone tower and new cyclones installed.
- Gold recovery; new equipment including a new leach reactor.
- Tailings disposal thickener has been completed as well as the tailings detoxification tank. The tailings dam has been dewatered and tailings and return water lines, and pump and choke stations have been completed.
- Power has been installed by Aggreko ready to provide power in January 2011.
- Raw process water will be available in January with installation of new river pumps and re-establishment of the intake weir.

Allied's owners scope of work includes earthworks, mine pre-operations mine development, infrastructure rebuilding including buildings and offices, accommodation village, purchase of mining fleet and construction equipment, first fill and spares, and employment of mine operations personnel and operations training.

All construction associated earthworks have been completed. Pre-mine operations have progressed well including; warehousing, spares, first fills and reagents, site administration, mine and plant operations personnel in place.

DIRECTORS' REPORT (continued)

Mining - Gold Ridge took delivery of a larger mining fleet of seven ridged frame 60 tonne haul trucks, two 85tonne hydraulic excavators, and a mobile crushing and screening plant. The mine haul roads

to the Valehaichichi and Namachamata pits have been established and mining at Valehaichichi has commenced with approximately 130,000 tonnes of ore delivered to the ROM stockpile. Drilling and blasting for mining commenced in December with 6 blasts successfully completed quarter end.

Exploration

Simberi - Highlights included testing extensions of gold mineralisation into Sulphide below the Sorowar pit, development of a new 3D model of sulphide resources at Botlu.

On Simberi, 29 core holes (3,952m) and 27 RC holes (1651m) were completed during the quarter.

Assays were received for 6,592 samples (including QC) with further 516 samples awaiting analysis.

At Pigibo, RC hole RC1833 (32m @ 2.68g/t Au from 21m in OX, TR) confirmed the down dip continuity of a similar intercept in RC1819 reported in the September 2010 quarter strikes SW towards Boltu. Access was prepared for follow-up RC drilling.

At Botlu, two notable down hole intercepts of 27m @ 5.26g/t Au from 40m in SU, including 2m @ 43.3g/t Au from 64m, (SDH142) and 33m @ 2.15g/t Au from 119m in SU (SDH163) helped confirm the new 3D model of mineralisation in sulphide.

At Sorowar, Phase1 core drilling was completed with 12 holes / 2,152m completed. The drilling targeted mineralisation in the Sulphide zone, below the Sorowar Oxide deposit. Significant intercepts below the planned oxide pit included 20m @ 4.42g/t Au from 111m in OX, SU (SDH149) and 34m @ 1.99g/t Au from 83m in TR, SU (SDH152);

At SE Sorowar, better intercepts included 38m @ 1.15g/t Au from 28m in OX (SDH143) and 9m @ 16.5g/t Au from 128m, incl 1m @ 86.6g/t and 1 m @ 30.1g/t, though a limited impact on resources is expected.

Three holes, including RC1857 with 6m @ 1.57g/t Au from surface, in series of 24 reconnaissance RC holes / 1,471m testing soil anomalies along a track north of the Pigibo deposit, located significant mineralization at surface. Follow-up channel sampling in progress will assist planning to further RC drilling.

Tatau / Tabar Islands, PNG - On Tatau drilling was focused on the Mt Letam and Talik prospects with 6 core holes for 1,171 metres completed during quarter.

Three holes were completed at each of the Mt Letam and Talik prospects. The holes at Mt Letam tested an IP chargeability anomaly and gold associated with quartz veining found in a previously drilled core hole. Quartz veining and a disseminated sulphide-bearing breccia unit (the likely cause of the geophysical anomaly) were intersected, and both associated with trace amounts of gold. At Talik, two core holes confirmed weak alteration zones in inter-fingered microdiorite intrusive and andesite both associated with minor amounts of disseminated and fracture-hosted pyrite and some veining.

Assays were received for 555 samples (including QC) and a further 302 samples, from Talik holes, are awaiting analysis. No significant gold intercepts reported to date.

Gold Ridge, Solomon Islands - In the December quarter 1,490m of RC drilling was undertaken at the Namachamata deposit; with total 3,524 metres drilled since start-up completing the resource definition program.

DIRECTORS' REPORT (continued)

The RC drilling, now at approximate 20m intervals on 25m spaced lines, is focused on confirmation of gold grades and determination of metallurgical recovery indicators. The main purpose of the drilling is to establish indicators of gold recovery for better mine planning. Sample assays of the new drilling are generally in line with previous results.

Assay results were received for 42 drill holes, with samples for a further 19 holes pending. Better down hole intercepts included 30m @ 4.12g/t Au from surface (GRC0032), 25m @ 6.97g/t Au from surface (GRC0033) and 36m @ 2.77g/t from 3m (GRC0054) occurring within the designed pit.

An Induced Polarization (IP) survey of 2.5 line kilometres was completed and has helped define moderate to steeply dipping anomalies associated with both the Dawsons and Kupers deposits.

Corporate

Cash - Cash at bank as at 31 December 2010 was A$36.4 million. A US$35 million 5 year loan from the IFC was drawn down in September 2010. Principal repayments for this loan will commence in November 2011.

Hedging - The company is hedge-free following the unwinding of its hedge position in early 2010 and achieved an average gold price of US$1370/oz in the December quarter on sales of 16,621 ounces. In the interim results due in mid-February the company will adjust the achieved average gold price downward by US$2.1 million to amortise the loss that was realised on termination of the hedge book.

Lead Director - Mr Sean Harvey was appointed a Director in March 2010, and in-line with TSX and AIM governance principles was appointed in mid-December as the Lead Independent Non-Executive Director. The Board of Allied has resolved to put to shareholders the issue of 1,500,000 unlisted options to Mr Harvey at an exercise price of 50c expiring on 31 December 2011 with 1,000,000 vesting immediately and 500,000 vesting upon the share price trading at or above 70c for 5 consecutive days. The motion will be put to shareholders at the Company's next general meeting of members.

SUBSEQUENT EVENTS

No matter or circumstance has arisen since 31 December 2010 that has significantly affected, or may significantly affect:

a. The Group's operations in future financial years, or
b. The results of those operations in future financial years, or
c. The Group's state of affairs in future financial years.

FUTURE DEVELOPMENTS, PROSPECTS AND BUSINESS STRATEGIES

Simberi Project, PNG

Pigiput Sulphide Study

The aim is to deliver the BFS by the end of 2011 with the critical work to be completed incorporating (i) further sulphide resource and reserve definition and metallurgical drilling and (ii) roaster pilot plant test work. The BFS will be optimised in 2012 in parallel with obtaining government permits to build and operate a sulphide process plant and mine. The BFS will deliver an economic study on a 2.5Mtpa flotation and roaster circuit, integrated with the current expanded oxide and mining processing expansion project.

DIRECTORS' REPORT (continued)

Simberi Exploration Outlook

In the March quarter exploration activity will include core drilling targeting sulphides beneath the Sorowar pit and further extensions at Botlu. Core drilling at Pigiput and Botlu will provide bulk samples for metallurgical test work for the sulphide feasibility study. RC drilling will focus on the search for gold in oxide resources around Pigibo and Sorowar deposits.

Tatau / Tabar Islands, PNG Exploration Outlook

In the March quarter the focus will be on core drilling at Mt Tiro, Pepewo and Seraro prospects on Tatau Island and line cutting and soil sampling for IP survey at Banesa prospect, Tabar Island.

Gold Ridge Project, Solomon Islands

Plant Commissioning

Plant commissioning is imminent and first gold is due in the March quarter.

Work is on time and on budget with approximately 85% of the project budget committed and incurred. The remaining A$20 million to be spent primarily involves commissioning and operations start up costs and community/village construction activities in coming months.

Gold Ridge Exploration Outlook

The targets identified by the IP survey conducted during the December 2010 quarter will be followed up with infill surveying in the March quarter. Drill targets to 150m can be tested with RC holes, the deep targets would require core drilling. A core rig is programmed to commence drilling in the March 2011 quarter.

OTHER INFORMATION

The registered office and principal place of business is Unit B9, 431 Roberts Road, Subiaco WA 6008.

AUDITORS' INDEPENDENCE DECLARATION

The auditors' independence declaration under section 307C of the Corporations Act 2001 is set out on page 7 for the half-year ended 31 December 2010 and forms part of the Directors' Report.

Signed in accordance with a resolution of the Directors.

Mark Caruso

Executive Chairman

Dated at Perth this 11th day of February 2011

BDO

Tel: +8 6382 4600
Fax: +8 6382 4601
www.bdo.com.au

38 Station Street
Subiaco, WA 6008
PO Box 700 West Perth WA 6872
Australia

11 February 2011

Board of Directors
Allied Gold Limited
Unit B9, 431 Roberts Road
Subiaco WA 6008

Dear Sirs,

DECLARATION OF INDEPENDENCE BY PETER TOLL TO THE DIRECTORS OF ALLIED GOLD LIMITED

As lead auditor of Allied Gold Limited for the half-year ended 31 December 2010, I declare that, to the best of my knowledge and belief, there have been no contraventions of:

- the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and
- any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Allied Gold Limited and the entities it controlled during the period.

Peter Toll
Director

BDO

BDO Audit (WA) Pty Ltd
Perth, Western Australia

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
FOR THE HALF-YEAR ENDED 31 DECEMBER, 2010

	Note	Half-year 31 December, 2010	Half-year 31 December, 2009
Revenue		40,942,585	33,141,171
Cost of sales		(32,574,869)	(38,150,819)
Gross profit / (loss)		**8,367,716**	**(5,009,648)**
Unrealised losses on derivatives		-	(812,476)
Corporate expenses		(4,950,553)	(8,002,387)
Share based remuneration	12	1,252,500	(6,819,755)
Foreign exchange gain / (loss)		444,063	(112,698)
Financial income	6	4,776,722	180,483
Financial costs		(501,456)	(1,839,198)
Profit / (loss) before tax		**9,388,992**	**(22,415,679)**
Income tax benefit / (expense)		-	-
Profit / (loss) after tax attributable to owners of Allied Gold Limited		**9,388,992**	**(22,415,679)**
Other comprehensive income / (loss)			
Changes in the fair value of available for sale financial assets		543,795	250,914
Changes in the fair value of cash flow hedges – gross		-	(5,774,881)
Transfers to income statement from cash flow hedging reserve - gross		5,437,338	4,917,149
Exchange differences on translation of foreign operations		-	1,141,391
Other comprehensive income / (loss) for the half-year		**5,981,133**	**534,573**
Total comprehensive income / (loss) for the half-year		**15,370,125**	**(21,881,106)**
Profit / (Loss) for the half-year is attributable to:			
Owners of Allied Gold Limited		9,388,992	(22,402,708)
Non-controlling interest		-	(12,971)
		9,388,992	**(22,415,679)**
Total comprehensive income / (loss) for the half-year is attributable to:			
Owners of Allied Gold Limited		15,370,125	(21,829,665)
Non-controlling interest		-	(51,441)
		15,370,125	**(21,881,106)**
Profit / (Loss) per share for loss attributable to the ordinary equity holders of Allied Gold Limited			
Basic earnings per share (cents)		0.90	(4.24)
Diluted earnings per share (cents)		0.89	(4.24)

The accompanying notes are an integral part of these interim consolidated financial statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS AT 31 DECEMBER, 2010

	Note	31 December 2010	30 June 2010
CURRENT ASSETS			
Cash and cash equivalents		36,486,444	85,525,391
Trade and other receivables		4,099,013	4,160,718
Inventories		21,328,397	11,795,370
Other assets		1,492,322	3,066,675
Total Current Assets		63,406,176	104,548,154
NON-CURRENT ASSETS			
Available for sale financial assets		1,068,024	524,230
Property, plant and equipment	7	375,679,424	302,874,641
Exploration and evaluation expenditure	8	25,421,216	23,711,261
Total Non-Current Assets		402,168,664	327,110,132
Total Assets		**465,574,840**	**431,658,286**
CURRENT LIABILITIES			
Trade and other payables		14,379,497	44,032,012
Borrowings	9	11,517,869	4,481,970
Provisions	10	1,170,332	1,008,116
Total Current Liabilities		27,067,698	49,522,098
NON CURRENT LIABILITIES			
Borrowings	9	42,866,750	1,755,820
Provisions	10	9,799,544	9,315,217
Total Non-Current Liabilities		52,666,294	11,071,037
Total Liabilities		**79,733,992**	**60,593,135**
NET ASSETS		**385,840,848**	**371,065,151**
EQUITY			
Issued capital	11	370,183,255	369,525,183
Reserves		21,828,055	17,099,422
Accumulated losses		(6,170,462)	(15,559,454)
TOTAL EQUITY		**385,840,848**	**371,065,151**

The accompanying notes are an integral part of these interim consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE HALF-YEAR ENDED 31 DECEMBER, 2010

	Issued Capital $	Accumulated Losses $	Share-based payments reserve $	Foreign exchange translation reserve $	Available for sale investments revaluation reserve $	Cash Flow Hedging Reserve $	Total $
At 1 July 2010	369,525,183	(15,559,454)	16,604,976	5,427,787	503,997	(5,437,338)	371,065,151
Total comprehensive income for the period							
Profit for the period	-	9,388,992	-	-	-	-	9,388,992
Changes in the fair value of available for sale financial assets	-	-	-	-	543,795	-	543,795
Transfers to income statement from cash flow hedging reserve - gross	-	-	-	-	-	5,437,338	5,437,338
	-	9,388,992	-	-	543,795	5,437,338	15,370,125
Transactions with equity holders in their capacity as equity holders							
Transfer value of forfeited options previously recognised	-	-	(1,252,500)	-	-	-	(1,252,500)
Exercise of options	658,072	-	-	-	-	-	658,072
	658,072	-	(1,252,500)	-	-	-	(594,428)
At 31 December 2010	370,183,255	(6,170,462)	15,352,476	5,427,787	1,047,792	-	385,840,848

The accompanying notes are an integral part of these interim consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE HALF-YEAR ENDED 31 DECEMBER, 2009

	Issued Capital	Accumulated Losses	Share-based payments reserve	Foreign exchange translation reserve	Available for sale Investments revaluation reserve	Cash Flow Hedging Reserve	Total
	$	$	$	$	$	$	$
At 1 July 2009	**173,098,363**	**(24,257,420)**	**9,776,417**	**(644,628)**	**136,389**	**(8,068,636)**	**150,040,483**
Total comprehensive income for the period							
Loss for the period	-	(22,415,679)	-	-	-	-	(22,415,679)
Changes in the fair value of available for sale financial assets	-	-	-	-	250,914	-	250,914
Changes in the fair value of cash flow hedges – gross	-	-	-	-	-	(5,774,881)	(5,774,881)
Transfers to net profit - gross	-	-	-	-	-	4,917,149	4,917,149
Exchange differences on translation of foreign operations	-	-	-	1,141,391	-	-	1,141,391
	-	**(22,415,679)**	**-**	**1,141,391**	**250,914**	**(857,732)**	**(21,881,106)**
Transactions with equity holders in their capacity as equity holders							
Ordinary shares issued	205,906,932	-	-	-	-	-	205,906,932
Costs of equity raising	(9,251,893)	-	-	-	-	-	(9,251,893)
Share based payments	-	-	6,792,058	-	-	-	6,792,058
Conversion of options	157,500	-	-	-	-	-	157,500
	196,812,539	**-**	**6,792,058**	**-**	**-**	**-**	**203,604,597**
At 31 December 2009	**369,910,902**	**(46,673,099)**	**16,568,475**	**496,763**	**387,303**	**(8,926,370)**	**331,763,974**

The accompanying notes are an integral part of these interim consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE HALF-YEAR ENDED 31 DECEMBER, 2010

	Half-year 31 December 2010	Half-year 31 December 2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Receipts from customers	46,524,256	33,166,504
Payments to suppliers & employees	(36,142,541)	(42,260,483)
Interest received	694,094	178,099
Interest paid	(3,219,275)	(17,351)
Net cash from / (used in) operating activities	**7,856,534**	**(8,933,231)**
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of plant & equipment	(98,088,171)	(7,201,607)
Development expenditure	(3,520,723)	(2,014,792)
Exploration and evaluation expenditure	(1,709,955)	(950,364)
Cash acquired on acquisition of controlled entity	-	3,573,927
Net cash used in investing activities	**(103,318,849)**	**(6,592,836)**
CASH FLOWS FROM FINANCING ACTIVTIES		
Proceeds from equity placements	-	159,545,451
Costs of issuing securities	-	(9,251,893)
Proceeds from exercising options	658,072	-
Finance lease payments	(948,576)	(2,534,784)
Proceeds from borrowings	53,772,845	3,332,823
Repayments of borrowings	(7,045,139)	-
Net cash from financing activities	**46,437,202**	**151,091,597**
Net (decrease) / increase in cash held	**(49,025,113)**	**135,565,530**
Cash at beginning of the half-year	85,525,391	20,529,979
Effects of exchange rate changes on the balance of cash and cash equivalents	(13,834)	1,146,019
Cash and cash equivalents at end of the half-year	**36,486,444**	**157,241,528**

The accompanying notes are an integral part of these interim consolidated financial statements.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL REPORT

1. Reporting entity

Allied Gold Limited ("the Company") is a company incorporated in Australia and limited by shares, which are publicly traded on the Australian Stock Exchange, the Toronto Stock Exchange and on AIM, a market operated by the London Stock Exchange Plc. The interim consolidated financial report for the half-year ended 31 December, 2010 comprises the Company and its controlled entities (together referred to as "the Group").

The consolidated annual report of the Group as at and for the year ended 30 June, 2010 is available upon request from the Company's registered office at Unit B9, 431 Roberts Road, Subiaco WA 6008.

2. Statement of compliance

The interim consolidated financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001 and AASB 134 *Interim Financial Reporting*. The interim consolidated financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards ('AIFRS') as they pertain to interim financial reports.

The group financial statements of Allied Gold Limited also comply with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

The interim consolidated financial report does not include all of the information required for a full annual financial report and should be read in conjunction with the annual financial report of the Group as at and for the year ended 30 June 2010 and should be considered together with any public announcements made by the Company during the half-year ended 31 December, 2010 in accordance with the continuous disclosure requirements applicable in the jurisdictions in which the Company's shares are traded.

3. Significant accounting policies

The significant accounting policies applied by the Group in this interim consolidated financial report are the same as those applied by the Group in its consolidated financial report as at and for the year ended 30 June 2010.

4. Estimates

The preparation of the interim consolidated financial report in accordance with Australian Accounting Standards requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. These estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

In preparing this interim consolidated financial report, the significant judgements made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated annual financial report as at and for the year ended 30 June 2010.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL REPORT (continued)

5. Segment reporting

Management has determined that the operating segments based on reports reviewed by the Executive Chairman and the Chief Financial Officer that are used to monitor performance and make strategic decisions. The business is considered from both a geographic and functional perspective and has identified four reportable segments.

Papua New Guinea consists of mining and processing and mineral exploration activities undertaken at the Simberi project. Solomon Islands also consists of mining and processing and mineral exploration activities. As the project is not currently in production, all costs related to the Solomon Islands project are capitalised for financial reporting purposes. The performance of the two geographic sectors is monitored separately.

The segment information presented to the Executive Chairman and the Chief Financial Officer does not include reporting of assets and liabilities or cash flows by segment.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL REPORT (continued)

5. Segment reporting (continued)

2010	Papua New Guinea			Solomon Islands			Consolidated		
	Mining and Processing	Mineral Exploration[1]	Total	Mining and Processing[1]	Mineral Exploration[1]	Total	Mining and Processing	Mineral Exploration	Total
	$	$	$	$	$	$	$	$	$
Revenue									
Sales to external customers	40,942,585	-	40,942,585	-	-	-	40,942,585	-	40,942,585
Result									
Segment contribution	8,367,716	(3,979,595)	4,388,121	(13,106,310)	(514,370)	(13,620,680)	(4,738,594)	(4,493,965)	(9,232,559)

[1]In Papua New Guinea the mineral exploration costs are capitalised for financial reporting in accordance with Australian Accounting Standards. In the Solomon Islands both Mining and Processing and Mineral Exploration costs were capitalised for financial reporting in accordance with Australian Accounting Standards

2009	Papua New Guinea			Solomon Islands	Consolidated		
	Mining and Processing	Mineral Exploration	Total	Mineral Exploration	Mining and Processing	Mineral Exploration	Total
	$	$	$	$	$	$	$
Revenue							
Sales to external customers	33,141,171	-	33,141,171	-	33,141,171	-	33,141,171
Result							
Segment contribution	(5,009,648)	(2,014,792)	(7,024,440)	(1,364,790)	(5,009,648)	(3,379,582)	(8,389,230)

5. Segment reporting (continued)

The Executive Chairman and the Chief Financial Officer assess the performance of the operating segments based on a measure of contribution. This measure excludes items such as the effects of equity settled share based payments, and unrealised gains / (losses) on financial instruments. Interest income and expenditure are not allocated to segments, nor are corporate expenses as these activities are centralised.

	Half-year to 31 December	
	2010	2009
Segment contribution	**(9,232,559)**	**(8,389,230)**
Capitalised expenditure	17,600,275	3,379,583
Unrealised loss on derivatives	-	(812,477)
Corporate expenses	(4,950,553)	(8,002,387)
Share based remuneration	1,252,500	(6,819,755)
Foreign exchange gain / (loss)	444,063	(112,698)
Financial income	4,776,722	180,483
Financial costs	(501,456)	(1,839,198)
Profit / (loss) from continuing operations	**9,388,992**	**(22,415,679)**

6. Financial income

Included in financial income for the half year ended 31 December 2010 is an amount of $4,000,000 being income derived by the Group as a consequence of settling a financial liability for less than its book value.

7. Property plant and equipment

	Half-year to 31 December	
	2010	2009
Cost		
Balance at 1 July	343,127,332	171,632,992
Acquired on acquisition of ASG	-	3,773,602
Additions	78,996,315	9,216,494
Balance at 31 December	422,123,647	184,623,088
Accumulated depreciation		
Balance at 1 July	(40,252,691)	(25,771,283)
Depreciation	(6,191,532)	(6,377,730)
Balance at 31 December	(46,444,223)	(32,149,013)
Net book value	**375,679,424**	**152,474,075**

	Balance at	
	December 31 2010	June 30 2010
Cost	422,123,647	343,127,332
Depreciation	(46,444,223)	(40,252,691)
Net book value	**375,679,424**	**302,874,641**

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL REPORT (continued)

7. Property plant and equipment (continued)

Included in property assets capitalised under finance leases of $18,157,134 (half-year ended 31 December, 2009: $3,560,403).

Included in property plant and equipment are assets under construction amounting to $150,192,041 (half year ended 31 December, 2009: $16,580,763).

8. Exploration and evaluation expenditure

	Half-year to 31 December 2010	2009
Cost		
Balance at 1 July	23,711,261	11,115,743
Acquired on acquisition of ASG	-	46,505,725
Additions	1,709,955	-
Effect of exchange rates	-	2,293,237
Balance at 31 December	25,421,216	59,914,705

9. Borrowings

The following table sets out the movements in borrowings during the half-year:

	Half-year to 31 December 2010 $	2009 $
Balance at 1 July	6,237,790	5,940,368
New Issues		
Finance lease liabilities (PGK and AUD)	15,361,958	3,332,823
Secured bank loan (USD)[1]	38,410,887	-
Effects of foreign exchange	(2,562,377)	192,962
Unsecured loans (AUD)	1,147,771	-
Repayments		
Finance lease liabilities (PGK and AUD) – principal component of repayments	(766,395)	(1,462,521)
Unsecured loans (AUD)	(3,445,015)	-
Balance at 31 December	**54,384,619**	**8,003,632**

[1] Interest on the secured bank loan will be capitalised until the construction of the Gold Ridge mine is completed.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL REPORT (continued)

10. Provisions

	Half-year to 31 December 2010	2009
Current	$	$
Employee entitlements	1,170,332	868,260
Non Current		
Employee entitlements	-	60,448
Rehabilitation and restoration	9,799,544	7,715,851
	9,799,544	7,776,299

Movements in the provision for rehabilitation and restoration during the half-year are set out below:

	Half-year to 31 December 2010	2009
Cost		
Balance at 1 July	9,315,217	2,782,426
Acquired on acquisition of ASG	-	4,679,737
Accrual of discount and effect of exchange rates	484,327	253,688
Balance at 31 December	9,799,544	7,715,851

11. Contributed equity

(a) Ordinary shares

	2010 Number of shares	2009 Number of shares	2010 $	2009 $
Ordinary shares	1,042,206,569	1,036,712,735	370,183,255	369,910,902
Balance at 1 July	1,040,132,142	472,643,276	369,525,183	173,098,363
Shares issued through capital raising	-	456,699,000	-	159,387,951
Shares issued on the conversion of options	2,074,427	450,000	658,072	157,500
Shares issued to acquire controlled entity	-	106,920,459	-	46,518,981
			370,183,255	379,162,795
Costs of capital raising			-	(9,251,893)
Balance at 31 December	1,042,206,569	1,036,712,735	370,183,255	369,910,902

Ordinary shares entitle the holder to one vote per share and to participate in dividends and proceeds on winding up of the company in proportion to the number of and amounts paid on the shares held.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL REPORT (continued)

11. Contributed equity (continued)

(b) Options

The table below sets out the movements in options during the half-year:

Exercise Price	Maturity	Options outstanding at 1 July 2010	Options issued	Options expired or cancelled	Options exercised	Options outstanding at 31 December 2010
$0.80 options	31/12/2010	1,000,000	-	(1,000,000)	-	-
$1 options	31/12/2010	1,000,000	-	(1,000,000)	-	-
$1.25 options	31/12/2010	1,000,000	-	(1,000,000)	-	-
$1.50 options	31/12/2010	1,000,000	-	(1,000,000)	-	-
$2 options	31/12/2010	1,000,000	-	(1,000,000)	-	-
$0.35 options[i]	31/10/2011	30,012,500	-	(2,362,500)	(375,000)	27,275,000
$0.31 Options	31/12/2010	1,699,427	-	-	(1,699,427)	-
$0.35 Options[ii]	31/12/2011	1,500,000	-	-	-	1,500,000
$0.50 Options[iii,iv]	31/12/2013	37,500,000	-	(7,500,000)	-	30,000,000
$0.50 options[iii]	31/12/2013	1,175,000	-	-	-	1,175,000
		76,886,927	**-**	**(14,862,500)**	**(2,074,427)**	**59,950,000**

Notes:

(i) Of the 27,275,000 options expiring 31 October 2011, 8,325,000 vest upon the share price trading at $A0.70 or above for five consecutive days.

(ii) Of the 1,500,000 options expiring 31 December 2011, 500,000 vest upon the share price trading at $A0.70 or above for five consecutive days.

(iii) The 31,175,000 outstanding options expiring 31 December 2013, had all vested as at 31 December 2010.

(iv) 7,500,000 options were forfeited during the period as the vesting conditions were not met.

Each option is convertible into one ordinary share in the company when exercised. Options do not participate in dividends and do not give holders voting rights.

12. Share based payments

In 2006, the group established a share option program that entitles key management personnel and senior employees to purchase shares in the entity. The terms and conditions of the share option programme are disclosed in the consolidated financial report as at and for the year ended June 30, 2010.

During the six-month period ended 31 December 2010 an amount of $1,252,500 was transferred from the share based payment reserve to the Statement of Comprehensive Income to reverse the value of options previously expensed that were forfeited during the period due to non-market vesting conditions not being met.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL REPORT (continued)

13. Related party transactions

Arrangements with related parties continue to be in place. The nature and terms of transactions with related parties are consistent with those described in the consolidated financial report for the year ended 30 June, 2010.

14. Commitments and contingencies

Except for the matter noted below, there has been no significant change to the Group's commitments and contingencies since 30 June 2010.

As at 31 December 2010 a member of the group was pursuing an insurance claim in respect of an item of equipment that was previously leased under the Dry Hire Agreement with Minesite Construction Services Pty Ltd, a related party of which Mr Mark Caruso is a director, which was terminated on 1 April 2010. Dependent on the outcome of the insurance claim, the Group may be required to meet some or all of the amounts being claimed. The group's maximum exposure under the claim is estimated to be $400,000.

15. Subsequent events

No matter or circumstance has arisen since 31 December 2010 that has significantly affected, or may significantly affect:

a. The Group's operations in future financial years, or
b. The results of those operations in future financial years, or
c. The Group's state of affairs in future financial years.

DIRECTORS' DECLARATION

In the Directors' opinion:

1. The financial statements and notes set out on pages 8 to 20, are in accordance with the Corporations Act 2001, including:

   (a) complying with Accounting Standard AASB 134 Interim Financial Reporting and the *Corporations Regulations 2001* and other mandatory professional reporting requirements; and

   (b) giving a true and fair view of the consolidated entity's financial position as at 31 December 2010 and of its performance for the half-year ended on that date; and

2. There are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Directors.

Mark V Caruso
Chairman

Perth

11th February 2011

BDO

Tel: +8 6382 4600
Fax: +8 6382 4601
www.bdo.com.au

38 Station Street
Subiaco, WA 6008
PO Box 700 West Perth WA 6872
Australia

INDEPENDENT AUDIT REPORT
TO THE MEMBERS OF ALLIED GOLD LIMITED

Report on the Half-Year Financial Report

We have audited the accompanying half-year financial report of Allied Gold Limited, which comprises the statement of financial position as at 31 December 2010, and the statement of comprehensive income, statement of changes in equity and statement of cash flows for the half-year ended on that date, notes comprising a statement of accounting policies and other explanatory information, and the directors' declaration of the consolidated entity comprising the company and the entities it controlled at period end and from time to time during the period.

Directors' Responsibility for the Half-Year Financial Report

The directors of the disclosing entity are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Act 2001* and for such internal control as the directors determine is necessary to enable the preparation of the half-year financial report that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the half-year financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. Those standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance about whether the half-year financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the half-year financial report prepared in accordance with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and for presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the half year financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

In conducting our audit, we have complied with the independence requirements of the *Corporations Act 2001*. We confirm that the independence declaration required by the *Corporations Act 2001*, which has been given to the directors of Allied Gold Limited, would be in the same terms if given to the directors as at the time of this auditor's report.

Opinion

In our opinion the half-year financial report of Allied Gold Limited is in accordance with the *Corporations Act 2001*, including:

(a) giving a true and fair view of the group's financial position as at 31 December 2010 and of its performance for the half-year ended on that date; and

(b) complying with Accounting Standard AASB 134 *Interim Financial Reporting* and *Corporations Regulations 2001*.

BDO Audit (WA) Pty Ltd

BDO

Peter Toll
Director

Perth, Western Australia
Dated this 11th day of February 2011